Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

[Interview at TD Ameritrade Network]

Nicole:

The question, I’ll start with you, Dr. Kathuria, talking about how did this come to pass? Is this the right time for the deal?

Dr. Chirinjeev Kathuria:

So if you look at, Nicole, what’s really changing the healthcare, you’ve got an elderly population, you’ve got a lot of disparities in healthcare. And prior to COVID, only 11% of the population used telemedicine. Now it’s almost gone up to 46%. So what really UpHealth does, we’ve put together a company that’s in the four fastest growing areas of digital healthcare. One is chronic care management, primary telehealthcare, digital pharmacy, and behavioral. I think we’re going to be able to help a lot of people, but you’ve seen companies in this space grow very quickly and are doing really well from a market cap point of view.

Nicole:

Right. It’s pretty amazing when you put all those together. So we’re looking forward to this new company, and this new company provides a one-stop shop for all things telehealth on this platform. Jamey Edwards, tell me more about how this all comes together, how you’re involved, and why now is the right time for this.

Jamey Edwards:

Yeah. Cloudbreak has been working with [inaudible 00:01:21] and the team at UpHealth for many years. And when this opportunity came up, I think where we got really excited was looking at how all of the companies coming together was purely complementary, and the ability to create what is a digital health super company, that can really help local healthcare systems, not only just in the US, but across the world, open up their digital front door of care. So we remain very, very excited about the prospect and the cross-pollination of the companies all working together. And it’s an exciting opportunity.

Nicole:

So when you talk about this, Mr. Edwards, about COVID-19 and the pandemic, and everybody rushing to a new way, that obviously probably helped you to really move this along, right?

Jamey Edwards:

Absolutely, Nicole. The fact of the matter is that even pre-COVID, digital health was already starting to gain a ton of momentum, and the groundwork and the foundation had already been laid for things like telemedicine to take a front row seat, in terms of how we provide our healthcare. It’s about meeting patients where they are, on their terms, on any device, and in any language. So, COVID actually just catalyzed and accelerated what was a move that was already happening. And really, everyone was able to build a lot of muscle memory, from patients and providers alike, to the benefits of telemedicine and digital health tools and how they can really help fix what is a broken system.

Nicole:

Right. And Dr. Chirinjeev, when you talk about what’s going on here and the excitement, you’re already working together. Tell me about the growth plans because I see where you are now, and why you’re doing this. Obviously, you want to be able to bring your company to more people.

Dr. Chirinjeev Kathuria:

So thanks, Nicole. I was a physician, then went to business school, and you always learn as a doctor, first, do no harm and then do some good. So one thing that we were able to do, the company has grown significantly. In 2021, we’ll have 190 million of revenues on 24 million of EBITDA. We’ll be one of the first, if not only, publicly traded profitable global digital healthcare companies. We’re in 10 countries. Just to give you an idea, everything that we have in the US, we’re in 2000 healthcare systems, we do 1.5 million minutes a month, but just alone, our telemedicine visits in India will surpass the largest telehealth provider in the US. And I think people are becoming more accustomed to telehealth, and I think you’re going to be able to get access to care very quickly and improve disparities in healthcare.

Nicole:

Right. So what’s the final takeaway here, Jamey Edwards, when you look at what’s going on here, the growth plans. I like what the doctor is saying, do no harm and then do some good. It certainly sounds exciting. Are you expecting any hurdles along the way here, or what’s the timing of this all in the first quarter of 2021?

Jamey Edwards:

That is the plan. We’re working through all of the documentation and filings as we speak. Again, very excited about the opportunity to create what really will be one of the only publicly traded global digital healthcare companies operating at scale. And for all the companies working together, we’re all incredibly mission driven. So the ability to combine those missions into one and do this, not just locally here in the United States, but globally, remains the opportunity in front of us. And there are always challenges, but we’ve got an incredible management team who’s really well positioned to navigate the waters.

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.